Exhibit 7.1
     The following table sets forth Deutsche Bank AG’s ratio of earnings to fixed charges for the years ended:

	Year Ended December 31,
	2006	2005	2004	2003	2002

in € millions, except ratios

Earnings:
1. Income before income taxes and cumulative effect of accounting changes	8,125	6,112	4,029	2,756	3,549
2. Add: Minority Interest	19	55	3	(3)	45
3. Add: Fixed charges excluding capitalized interest (Line 11)	48,483	35,954	23,074	21,993	28,892
4. Less: Net income (loss) from equity method investments	512	418	388	(422)	(887)

5. Earnings including interest on deposits	56,115	41,703	26,718	25,168	33,373
6. Less: Interest on deposits	15,403	10,262	7,127	6,580	9,319

7. Earnings excluding interest on deposits	40,712	31,441	19,591	18,588	24,054

Fixed Charges:
8. Interest Expense	48,298	35,707	22,841	21,736	28,595
9. Estimated interest component of net rental expense	185	247	233	257	297
10. Amortization of debt issuance expense	—	—	—	—	—

11. Total fixed charges including interest on deposits and excluding capitalized interest	48,483	35,954	23,074	21,993	28,892
12. Add: Capitalized interest	—	—	—	—	—

13. Total fixed charges	48,483	35,954	23,074	21,993	28,892
14. Less: Interest on deposits (Line 6)	15,403	10,262	7,127	6,580	9,319

15. Fixed charges excluding interest on deposits	33,080	25,692	15,947	15,413	19,573

Consolidated Ratios of Earnings to Fixed Charges:
Including interest on deposits (Line 5/Line 13)	1.16	1.16	1.16	1.14	1.16

Excluding interest on deposits (Line 7/Line 15)	1.23	1.22	1.23	1.21	1.23

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes, cumulative effect of accounting changes and minority interests less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.